January 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Commissioners:

We have read the statements made by General Steel Holdings, Inc. (the “Company”) (copy attached), which was filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K. as part of the Form 8-K of the Company dated December 19, 2012. We acknowledge that PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC Zhong Tian”) has not completed any audits or issued any reports on the financial statements of the Company for any period, however, we do not agree with other statements concerning our Firm contained in such Form 8-K.

During the period from April 1, 2011, the date of PwC Zhong Tian’s appointment as the Company’s independent auditor, through December 19, 2012, the date of our termination, there was one disagreement between us and the Company regarding a matter of accounting principle that would have led to a reference thereto in our report if it had not been resolved to our satisfaction. The disagreement related to the accounting for certain costs incurred and reimbursements received in connection with the construction of equipment by Shaanxi Steel Group, Co. Ltd. during the period between June 2009 and March 2011. This matter was resolved to our satisfaction.

Further, reportable events occurring from April 1. 2011 through December 19, 2012, that should have been reported (as described in Regulation S-K Item 304(a)(l)(v)) by the Company are as follows:

A.	We advised the Company that the Company did not maintain effective internal control over financial reporting due to material weaknesses in its internal control over financial reporting related to (1) the lack of sufficient finance personnel with understanding of US GAAP and (2) contract management, specifically in the areas of preparation, documentation and maintenance of contracts. In addition to these material weaknesses, we reported other control deficiencies that had been identified related to (1) lack of sufficient accounting personnel at the Company's most significant subsidiary, (2) lack of policies and procedures to identify and record adjustments due to different periods used for the month end closing date compared to the actual month end, (3) lack of review of the calculations and reconciliations used to record long-term investments and the related income/loss from equity method investments, and (4) lack of review of the calculation of the amount and timing of recording transfers from construction in progress into property, plant and equipment. As a result of our dismissal, our audit procedures had not been completed nor had we completed an assessment of such control deficiencies. The completion of the audit procedures may have resulted in the identification of additional material weaknesses that would have been required to be reported.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing Branch, 26/F Office Tower A
Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyong District, Beijing 100020, PRC
T: +86 (10) 6533 8888, F: +86 (10) 6533 8800, www.pween.com

B.	During the audit of the financial statements for the year ended December 31, 2011 and the review procedures for the related interim periods, we advised the Company of the need to expand the audit procedures around the Company's assessment of its ability to continue as a going concern and the Company’s impairment analysis for long-lived assets. As a result of our dismissal, our audit work, including these expanded procedures, had not been completed. Upon completion of the work, additional matters related to the financial statements may have been identified that would have been required to be reported.

Very truly yours.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Attachment

ITEM 4.01CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a)           On December 19, 2012, General Steel Holdings, Inc.'s (the "Company") Audit Committee of the Board of Directors approved the dismissal of PricewaterhouseCoopers Zhong Tian CPAs Limited Company ("PwC"), as its independent registered public accounting firm. The Company notified PwC of its dismissal on December 19, 2012.

PwC was engaged as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2011. Through the date of its dismissal by the Audit Committee, PwC had not completed its audit or provided a report on the financial statements of the Company for such period, or any other period.

Connected with the audits of the Company's financial statements for the fiscal year ended December 31, 2011 and the interim periods through the date hereof, there were: (i) no disagreements between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the Company's financial statements for such periods; and (ii) no reportable events within the meaning set forth in Item 304 (a)(l)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(l)(v) of Regulation S-K.

The Company provided PwC with a copy of the disclosures in this Current Report on Form 8-K and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with the Company's statements included in this itern 4.01. After the Company receives this letter, it will be filed as an exhibit to an amendment to this Current Report on Form 8-K.